

Mail Stop 3233

May 26, 2016

<u>Via Email</u>
Mr. Anthony F. Marone, Jr.
Chief Financial Officer
Blackstone Mortgage Trust, Inc.
345 Park Avenue, 42nd Floor
New York, NY 10154

> **Re: Blackstone Mortgage Trust, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-14788**
>
> **Definitive Proxy Statement**
> **Schedule 14A**
> **Filed April 22, 2016**
> **File No. 001-14788**

Dear Mr. Marone:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Daniel L. Gordon

                              Daniel L. Gordon
                              Senior Assistant Chief Accountant
                              Office of Real Estate and
                              Commodities